SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                        INTERNEURON PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         COMMON STOCK, $.001 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   460573 10 8
                    ----------------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                      13G
CUSIP NO.   460573 10 8
          ---------------

1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Lindsay Rosenwald, M.D.
           ###-##-####

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)  |_|
                                                                      (b)  |_|
3          SEC USE ONLY

4          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States


        NUMBER OF        5          SOLE VOTING POWER

         SHARES                     2,670,720 (See Item 4)

      BENEFICIALLY       6          SHARED VOTING POWER

        OWNED BY                    0

          EACH           7          SOLE DISPOSITIVE POWER

        REPORTING                   2,670,720

         PERSON          8          SHARED DISPOSITIVE POWER

          WITH                      0



9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,670,720

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           |X|

11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           7.7%

12         TYPE OF REPORTING PERSON*

           IN

Item 1(a).      Name of Issuer :

                Interneuron Pharmaceuticals, Inc. (the "Issuer")


Item 1(b).      Address of Issuer's Principal Executive Offices:

                One Ledgemont Center
                99 Hayden Avenue
                Lexington, Massachusetts 02173


Item 2(a).      Name of Person Filing:

                Lindsay Rosenwald, M.D.


Item 2(b).      Address of Principal Business Office or if none, Residence:

                375 Park Avenue
                New York, New York 10152


Item 2(c).      Citizenship:

                United States

Item 2(d).      Title of Class of Securities:

                Common Stock, $.001 par value ("Shares")

Item 2(e).      CUSIP Number:

                460573 10 8

Item 3.         Not Applicable

Item 4.         Ownership:

                (a) As of December 31, 1995 Dr. Rosenwald beneficially owned 2,670,720 Shares.

                Includes 172,671 Shares issuable upon exercise of outstanding warrants including 165,000 Shares issuable upon exercise of outstanding Class B Warrants. Excludes (i) 658,481 Shares owned Dr. Rosenwald's wife, as to which Dr. Rosenwald disclaims beneficial ownership and (ii) 37,800 Shares owned by two limited partnerships, the limited partners of which include Dr. Rosenwald's wife and children, as to which Shares Dr. Rosenwald disclaims beneficial ownership. Also excludes 60,000 Shares issuable upon exercise of options granted in connection with a subsidiary incentive plan, which, as of December 31, 1995, were not exercisable within 60 days, but became immediately exercisable on February 7, 1996, when Intercardia, Inc., a subsidiary of the Company, completed an initial public offering of its securities. Dr. Rosenwald has granted options to purchase an aggregate of 108,000 of his Shares to four individuals.

                (b)     Percent of Class: 7.7%.

                (c) (i) Number of shares as to which such person has sole power to vote or direct the vote: 2,670,720.

                    (ii)-(iv)  Reference is made to items 6-8 of the cover page.

Item 5.         Ownership of Five Percent or Less of a Class

                Not Applicable

Item 6.         Ownership of More than Five Percent on Behalf of Another Person

                Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities

                Not Applicable

Item 8.         Identification and Classification of Members of the Group

                Not Applicable

Item 9.         Notice of Dissolution of Group

                Not Applicable

Item 10.        Certification

                After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  FEBRUARY 7, 1996
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  /S/ LINDSAY ROSENWALD
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      Signature


      LINDSAY ROSENWALD, M.D., CHAIRMAN
------------------------------------------
      Name/Title